June 17, 2025

Gregory Poilasne
Chief Executive Officer
Nuvve Holding Corp.
2488 Historic Decatur Road, Suite 230
San Diego, CA 92106

       Re: Nuvve Holding Corp.
           Registration Statement on Form S-1
           Filed on June 9, 2025
           File No. 333-287883
Dear Gregory Poilasne:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   JR Lanis